UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                                SONTECH, INC.
     ___________________________________________________________________
                (Name of Small Business Issuer in its charter)

                                    NEVADA
                      _________________________________
       (State or other jurisdiction of incorporation or organization)

                                  87-0461420
                    _______________________________________
                    I.R.S. Employer Identification Number

           68 South Main Street, Suite 708, Salt Lake City UT 84101
                ______________________________________________
                   (Address of principal executive offices)

                                (801) 531-7558
                   _______________________________________
                Issuer's Telephone Number, Including Area Code

      Securities to be registered pursuant to Section 12(b) of the Act.

                                     none

      Securities to be registered pursuant to Section 12(g) of the Act.

                  Common Stock, par value $0.001 per share
________________________________________________________________________
                               (Title of Class)

________________________________________________________________________
                               (Title of Class)

                                    Part I

Item 1.  Description of Business.

Background
----------

    Sontech, Inc., formerly Son-tech, Inc., a Nevada corporation (the "Company"), was originally incorporated in Utah on January 5, 1983. The original business purpose of the Company was to purchase patent rights and to research and develop an ultrasonic toothbrush and ultrasonic skin wrinkle remover. The Company was unsuccessful in its efforts to bring either of those products to market.

     In 1991 and 1995, the Company entered into merger agreements with third parties. Neither of these agreements was consummated.

     The Company did not transact any business, nor did it engage in any transactions or agreements, until 1998. On July 8, 1998 the Board of Directors of the Company approved the merger of Son-tech, Inc., a Utah corporation, with and into Sontech, Inc., a Nevada corporation. Shareholders of both companies approved the merger agreement on July 22, 1998, and Articles of Merger were filed with the State of Nevada on July 24, 1998. On the effective date of the merger every two shares of Son-tech, Inc., a Utah corporation, were converted into one share of Sontech, Inc., a Nevada corporation. The Merger Agreement is attached hereto as Exhibit 6.1.

    In July 1998, the Board of Directors of the Company approved a new business purpose for the Company whereby the Company would be internationally active as a "Business Development Corporation" (a "BDC"). As such, the Company would seek partners to develop international opportunities.

    In April 1999, the Company entered into an acquisition agreement (the "Acquisition Agreement") whereby the Company would issue 5,000,000 shares of the Company's Common Stock to the shareholders of Triunified Health Systems, Inc., a Wyoming corporation with principal executive offices in Fresno, California ("THS"), in exchange for all of the issued and outstanding shares of THS. The Acquisition Agreement is attached hereto as Exhibit 6.2. The nature of THS' business was to market alternative medicine through its web site, www.wellnessamerica.com.

     On January 28th, 2000, the Company and THS entered into a rescission agreement (the "Rescission Agreement") whereby both the Company and THS agreed to rescind the Acquisition Agreement. The Rescission Agreement was approved by the shareholders of the Company on February 22, 2000 and is attached hereto as Exhibit 6.3. The Rescission Agreement provides for all properties received from either party pursuant to the Acquisition Agreement to be returned to the other party and that the shareholders of THS return all shares of the Company received in the Acquisition. The Company has cancelled all shares returned to the Company pursuant to the Rescission Agreement.

     In 1984 the Company advanced $68,000 to "Triam, Ltd.", whose name has subsequently been changed to "WHY USA Financial Group, Inc." ("WHY USA"). WHY USA is involved in the franchising of real estate franchises in the Midwest, as well as the origination of mortgage loans. The Company has subsequently received 924,800 shares of common stock of WHY USA as repayment for such advance.

The Company's Current Business Plan
-----------------------------------

     The Company is currently seeking opportunities to acquire businesses in the Internet or high technology arenas. Please see Part I, Item 2 "Plan of Operation".

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Plan of Operation
-----------------

     The Company is seeking opportunities to acquire high technology and/or Internet companies. The Company evaluates acquisition candidates based on the type of technology they offer, the potential market for the technology, the experience of the management team, and the overall operation of the particular company.

     Once a particular company is identified as a potential acquisition for the Company, the Company conducts a thorough and comprehensive evaluation of the targeted company. The Company will evaluate the technology offered, the particular products and services, the business plan, the marketing strengths, the depth of management, and the financial position of the target. The Company will attempt to determine the potential return for the Company's shareholders that could be accomplished through an acquisition of the particular target company.

     The Company's management will determine the capital needs of the target company. The Company may assist the target company in raising money either prior to, contemporaneously with, or following an acquisition, to execute the business plan of the target company. The Company may also invest in other public or private companies as the Company's management deems appropriate.

Item 3.  Description of Property.

     The Company's principal executive offices are located at 68 South Main Street, Suite 708, Salt Lake City, Utah 84101. The Company pays no rent for the use of such offices and has not entered into any lease arrangements. The Company has no interest in any other properties.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth information relating to the beneficial ownership of the Company's Common Stock by the Company's executive officers and directors, and by all of the Company's executive officers and directors as a group. The Company is not aware of any persons beneficially holding more than 5% of the Company's Common Stock. The addresses of each of the executive officers and directors are in care of the Company. All of the executive officers and directors have sole investment and voting power unless otherwise noted.

                                             Percentage
Name of                    Number of         of Outstanding
Stockholder                Shares Owned      Common Stock
----------------------     --------------    ---------------

David H. Timms                 400,000               3.3%

Oren L. Smith                  346,000               2.8%

Ruston R. Ford                 500,000               4.1%

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been duly elected. The executive officers serve at the pleasure of the Board of Directors. Information as to the executive officers and directors of the Company is set forth below.

     David H. Timms. Mr. Timms was a director and the President of the Company from January 1991 to July 1998, and from March 1999 to April 1999. He has been a director and the President of the Company since February 2000. Mr. Timms has been active in the retail marketing division of a Berkshire Hathaway owned company for the past nine years. He has been in the personal imaging industry for almost thirty years, both independently and with a major
international company.   Mr. Timms is 55 years of age.

     Oren L. Smith. Mr. Smith was a director of the Company from July 1998 to April 1999 and has been a director as well as the Secretary of the Company since February 2000. Mr. Smith has been active in the California real estate industry for over 40 years as an investment advisor and appraiser, as well as a principal. Mr. Smith has earned and/or holds the MAI, RM, SRPA, and SPA Appraisal Institute designations and certifications.
Mr. Smith is 71 years of age.

     Ruston R. Ford. Mr. Ford has been a director of the Company since February 2000. Mr. Ford has been an independent distributor for Equinox International since June 1999. From 1997 to 1999, Mr. Ford was a Teaching Assistant/Spanish Instructor at the University of Utah. From 1995 to 1997, he was a payment processor in the Customer Service Department of Associates Financial Corporation of Salt Lake City, Utah. Mr. Ford received his Master of Arts in Foreign Language Teaching from the University of Utah in 1999 and his Bachelor of Arts in Spanish from the University of Utah in 1997. Mr. Ford is 26 years of age.

Item 6.  Executive Compensation.

     The executive officers of the Company have received no remuneration of any kind from the Company for their services at any time.

Item 7.  Certain Relationships and Related Transactions.

     None.

Item 8.  Description of Securities.

     The Company's Articles of Incorporation, as amended, authorize the issuance of 200,000,000 shares of Common Stock, par value $0.001 per share, of which 12,222,525 were issued and outstanding as of May 8, 2000. Holders of shares of the Company's Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders of the Company. Holders of shares of the Company's Common Stock have no cumulative voting rights.
Holders of shares of the Company's Common Stock are entitled to share ratably
in dividends, if any, as   may be declared, from time to time by the Board of
Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of the Company's Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of shares of the Company's Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of the Company's Common Stock are fully paid and non-assessable.

     The Company's Articles of Incorporation, as amended, authorize the issuance of 50,000,000 shares of Preferred Stock, no par value. The Company has not issued any Preferred Stock at any time.

                                   Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The Company's common stock has been traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "SONT". The Company's Common Stock currently trades in the "pink sheets" because the Company is not a full reporting company under the Securities and Exchange Act of 1934, as amended. The following table represents the range of the high and low bid prices of the Company's common stock for the third and fourth calendar quarter of 1998, each calendar quarter of 1999, and the first and second calendar quarters of 2000, through May 8, 2000. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

                                     High          Low
1998                                -------       -----
----
     Third Quarter                  $ 1.25        $ 1.25
     Fourth Quarter                 $ 2.25        $ 2.25

1999
----
     First Quarter                  $ 2.00        $ 1.375
     Second Quarter                 $ 1.50        $ 1.00
     Third Quarter                  $ 1.50        $ 0.50
     Fourth Quarter                 $ 3.25        $ 0.25

2000
----
     First Quarter                  $ 2.25        $ 0.625
     Second Quarter (through May 8) $ 1.50        $ 0.6875

    As of May 8, 2000, there were 687 record holders of the Company's Common Stock.

     The Company has not paid any dividends on its Common Stock and does not intend to do so for the foreseeable future.

Item 2.  Legal Proceedings.

     The Company is not a party to any legal proceedings as of the date hereof.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     On March 28, 2000 the Company dismissed Tebbs and Smith, P.C. as its principal independent accountant and retained Randy Simpson CPA, P.C. as its new principal independent accountant. None of Tebbs and Smith, P.C. reports contained and adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. Tebbs and Smith, P.C. and the Company had no disagreements whatsoever regarding any accounting policies or treatment pertaining to the Company.

Item 4.  Recent Sales of Unregistered Securities.

     In April 1999, the Company issued 5,000,000 shares of the Company's Common Stock to the shareholders of THS pursuant to the Acquisition Agreement. The Company believes that each recipient of the Company's Common Stock pursuant to the Acquisition Agreement (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for their own account for investment purposes, (iii) understood that the securities would need to be held indefinitely unless registered or sold pursuant to an exemption from registration, and (iv) was aware that the certificate representing the securities would bear a legend restricting its transfer.

     The Company believes that, in light of the foregoing, the sale of securities to the respective acquirers did not constitute a sale of unregistered securities by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

     On January 28th, 2000, the Company and THS entered into the Rescission Agreement whereby all recipients of the Company's Common Stock through the Acquisition Agreement returned all of the shares of the Company's Common Stock received pursuant to the Acquisition Agreement to the Company. The Company has cancelled all such shares of the Company's Common Stock returned to the Company.

Item 5.  Indemnification of Directors and Officers.

     The Company indemnifies its officers and directors to the fullest extent accorded under Nevada law, as set forth in the Nevada Revised Statutes ("NRS"), Sections 78.7502, 78.751 and 78.752, as amended. In accordance with NRS Section 78.7502, the Company may indemnify its officers and directors against expenses they incur in connection with any threatened, pending or completed legal action or proceeding involving Company, whether civil, criminal, administrative or otherwise, involving such persons in their capacities as officers and/or directors, so long as they acted in good faith and in a manner which they reasonably believed to be in the Company's best interests. In accordance with NRS Section 78-7502(2), the Company does not indemnify its officers or directors against expenses resulting from suits or proceedings brought by or to assert a right of the Company in which the officer and/or director is adjudged liable to the Company, unless a court determines otherwise.

     NRS Section 78.752 allows corporations to purchase and maintain insurance policies or to make other financial arrangements on behalf of any current or past officer and/or director for any liability asserted against him, and any liability or expense incurred, arising out of his status as an officer and/or director. These financial arrangements may include trust funds, self-insurance programs, guarantees and insurance policies.

                                   Part F/S

     The following financial statements are included herein:

Independent Auditor's Report
Balance Sheet
Statement of Operations
Statement of Changes in Stockholders' Equity
Statement of Cash Flows
Notes to Financial Statements

                           Randy Simpson CPA, P.C.
                          11775 South Nicklaus Road
                              Sandy, Utah 84092
                          Fax & Phone (801) 572-3009

Board of Directors and Stockholders
Sontech, Inc.
Salt Lake City, Utah

                         INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Sontech, Inc., (a Nevada Corporation), as of December 31, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Sontech, Inc. as of December 31, 1999, and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

/s/ Randy Simpson CPA PC

Randy Simpson CPA, P.C.
A Professional Corporation

April 5, 2000
Salt Lake City, Utah

                                SONTECH, INC.

                                BALANCE SHEET

                                    ASSETS

                                                             December 31,
                                                                1999
                                                           --------------
Current Assets:
   Cash                                                    $           -
                                                           --------------
            Total current assets                                       -

Other Assets:
   Organization costs                                              5,490
   Accumulated amortization                                       (1,556)
                                                           --------------
            Net organizational costs                               3,934

   Website development cost - Triunified Health Enhancement
    Systems, Inc. merger (asset returned upon rescission
    of merger on January 28, 2000)                                 5,000

   Investment in WHY USA Financial Group, Inc.                     1,000
                                                           --------------
            Total Assets                                   $       9,934
                                                           ==============

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and other liabilities                  $           -
                                                           --------------
            Total Current Liabilities                                  -

Shareholders' Equity
   Preferred stock - authorized 50,000,000 shares
    at no par value, no shares outstanding                             -
   Common stock - authorized 50,000,000 shares
    at a $0.01 par value,17,222,525 shares
    issued and outstanding                                        17,223
   Additional paid in capital                                    414,040
   Retained earnings                                            (421,329)
                                                           --------------
            Total Shareholders' Equity                             9,934
                                                           --------------
Total Liabilities and Shareholders' Equity                 $       9,934
                                                           ==============

See accompanying notes to financial statements.

                                SONTECH, INC.

                           STATEMENT OF OPERATIONS


                                                   Year Ended    Year Ended
                                                   December 31,  December 31,
                                                   1999          1998
                                                   ------------- ------------
Operating Expense:
   Office and administrative expenses              $      1,575  $     4,637
   Amortization of organizational costs                   1,098          458
                                                   ------------- ------------

          Total Operating Expense                         2,673        5,095
                                                   ------------- ------------
     Net Loss                                      $     (2,673) $    (5,095)
                                                   ============= ============
     Net Loss per Common Share                     $          -  $         -
                                                   ============= ============

See accompanying notes to financial statements.

                                SONTECH, INC.

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                From January 1, 1998 through December 31, 1999



                                                                                Total
                                             Common      Paid -in   Accumulated Stockholders
                                Shares        Stock       Capital    Deficit    Equity
                             ------------ ------------ ------------ ----------- ------------
Balances at January 1, 1998   18,953,340  $    18,955  $  395,606   $ (414,561) $        -

Reverse split of stock -
 2 for 1, change of domicile
 to Nevada from Utah          (9,476,670)     (9,477)        9,477           -            -

Shares issued for legal fees
 incurred in connection with
 redomicile of corporation,
 valued at $.02 per share      2,745,855       2,745         2,745           -        5,490

Net loss for the year ended
 December 31, 1998                     -           -             -      (5,095)      (5,095)
                             ------------ ------------ ------------ ----------- ------------
Balances at December 31,1998  12,222,525      12,223       407,828    (419,656)         395

Advances by shareholders
 reclassified from payables
 in 1998, to paid in capital
 in 1999                               -           -         4,637           -        4,637

Expenses in 1999 advanced by
 stockholders and classified
 as paid in capital                    -           -         1,575           -        1,575

Merger with Triunified on
 April 19, 1999--subsequently
 rescinded on January 28,
 2000                          5,000,000       5,000             -           -        5,000

Net loss for the year ended
 December 31, 1999                     -           -             -      (2,673)      (2,673)
                             ------------ ------------ ------------ ----------- ------------

Balances at December 31,1999  17,222,525  $    17,223  $   414,040  $ (422,329) $     8,934
                             ============ ============ ============ =========== ============


See accompanying notes to financial statements.


                            SONTECH, INC.

                       STATEMENT OF CASH FLOWS

                                                   Year Ended    Year Ended
                                                   December 31,  December 31,
                                                   1999          1998
                                                   ------------- ------------
Cash used in operating activities:
   Net Loss                                        $     (2,673) $    (5,095)
   Adjustments to reconcile net loss to cash
    flow used in operations:
       Amortization of organizational costs               1,098          458
                                                   ------------- ------------
          Decrease in cash flow from
            operating activities                         (1,575)      (4,637)

Cash flows used in financing activities
 as liabilities in 1998:
   Advances from stockholders--reclassified as
     paid in capital in 1999                                  -        4,637
   Advances from stockholders--classified as
     paid in capital                                      1,575            -
                                                   ------------- ------------
          Cash flows from financing activities            1,575        4,637
                                                   ------------- ------------

          Net change in cash and cash equivalents             -            -

Cash and cash equivalents at beginning of period              -            -
                                                   ------------- ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD         $          -  $         -
                                                   ============= ============
Supplemental non-cash transactions:
   2,745,855 shares of stock issued for legal
    fees in connection with reorganization--
    classified as organizational costs             $          -  $     5,490
                                                   ------------- ------------
         Total supplemental non-cash transactions  $          -  $     5,490
                                                   ============= ============
   No cash paid for interest or income taxes       $          -  $         -
                                                   ============= ============


See accompanying notes to financial statements.

                            SONTECH, INC.

                    NOTES TO FINANCIAL STATEMENTS


1.   ACCOUNTING POLICIES

Organization - Sontech, Inc., "the Company", is a Utah Corporation organized on January 5, 1983. The original intent of the Company was to develop various technologies. All projects invested in were abandoned and expensed. The Company has been inactive for 15 years.

Organization Costs - Legal, filing fees, printing, accounting and other organization costs were capitalized and amortized over sixty months.

Intangibles - Start-up costs and research and development costs are charged to the expense in the period incurred.

Income Taxes - The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). The Company has no significant differences between its income tax and financial accounting. The Company has approximately $420,000 in loss carryforwards to offset future taxable income. The loss carryforward begins to expire in 2003. The Company has not recognized any deferred tax assets due to the uncertainty of the realization of the benefits of the loss carryforwards.

Net Loss Per Share - Net loss per share is based on the weighted average shares outstanding of 14,000,000 on December 31, 1999. No significant loss per share (less than $.01 per share) has been calculated. Subsequent to December 31, 1999, the Company cancelled 5,000,000 shares in connection with the rescission of the merger with Triunified Health Enhancement Systems, Inc.

2.   HISTORY OF COMMON STOCK

An initial offering of 1,400,000 shares of common stock was made to the organizers of the company at $0.025 per share on January 5, 1983.

July 4, 1983, a public offering of 3,500,000 shares of common stock was completed at $.10 per share. Total proceeds were $350,000, with $69,628 of offering costs leaving a balance of $280,372 for the Company. Total shares issued and outstanding on December 31, 1983 were 4,900,000.

In 1991, there was a reverse split whereby, each stockholder received one share for each two shares owned. Total shares issued and outstanding on December 31, 1991 were 2,450,000.

The following table sets out the stock issuances from 1993 through 1997. The following shares were issued for services which were valued at the par value of the common stock $.001. The services were rendered for providing the Company office space, stockholders' services and transfer fees.

Dates services performed   Date issued   # of shares     Value of shares
------------------------   ------------  -----------     ----------------
1983-1993                   12/31/93     13,646,000      $ 13,646
1994                        12/31/94      2,740,000      $  2,740
1995                        12/31/95      2,825,000      $  2,825
1996                        12/31/96      2,175,000      $  2,175
1996                        12/31/96      3,318,000      $  3,319
1997                        12/31/96      4,675,500      $  4,676

In April 1994, the stockholders approved a reverse split of one for five (1:5), which reduced the total 16,096,000 shares outstanding to 3,219,000.

In July 1998, the stockholders approved a change of domicile from the state of Utah, to the state of Nevada. The state of Utah Corporation, Son-Tech, Inc., merged with its wholly owned subsidiary, a Nevada Corporation, Sontech, Inc. In connection with the merger, the stockholders approved a reverse split whereby, each stockholder received one share of Sontech, Inc. (The Nevada corporation) for each two shares owned of Son-Tech, Inc. (the Utah corporation). Total shares issued and outstanding after the reverse split were 9,476,670.

In July 1998, the Company issued 2,745,855 shares for legal services valued at $.02 per share, or a total value of $5,490 for the transaction. Total shares outstanding are 12,222,525.

On April 19, 1999, the Company agreed to issue 5,000,000 shares of common stock, par value $0.001, to Triunified Health Enhancement Systems, Inc., in exchange for all assets, liabilities, and all outstanding shares. Triunified would then dissolve.

Triunified was involved in the development of a website (wellnessamerica.com) for the use of alternative medicine. The website was designed for Chiropractic Doctors and individuals interested in alternative healing methods.

On January 28, 2000, the acquisition was rescinded by mutual agreement of all parties, at which time, any and all properties received by Sontech under the acquisition were returned to Triunified and acknowledged as received by Triunified. By the same token, any shares of Sontech issued to Triunified shareholders and investors were exchanged for Triunified shares, and cancelled on the transfer records of Sontech. The Acquisition Agreement Rescission was signed by the officers of the respective parties and was approved by the Boards of Directors.

3.   INVESTMENT IN WHY USA FINANCIAL GROUP, INC. (WHY
      USA) (Formerly Triam Ltd.)

The Company advanced WHY USA $68,000 in 1984. In 1987, WHY USA issued the Company 23,120,000 shares in satisfaction of the loans and accrued interest. This stock was reverse split 25:1, resulting in 924,800 shares of Triam, Ltd. WHY USA was inactive until December of 1999 when, through the result of two mergers, it became active. In the intervening period, the Company's interest in WHY USA was written down to a carrying value of $1,000. Triam, Ltd's name was changed in December of 1999 to WHY USA Financial Group, Inc. WHY USA is involved in the franchising of real estate franchises in the midwest, and the origination of mortgage loans.

                               Part III

Index to Exhibits

(b) Exhibits

The following exhibits required by Item 601 of Regulation S-B are filed herewith:

Exhibit No.               Document Description
----------               ----------------------

2.1.1                    Articles of Incorporation July 1998

2.2                      Bylaws

6.1                      July 1998 Change of Domicile Merger

6.2                      Acquisition Agreement between the Company and
                         Triunified Health Systems, Inc.

6.3 Rescission of Acquisition Agreement between the Company and Triunified Health Systems, Inc.

16 Letter from Tebbs and Smith P.C. regarding change of accountants

27                       Financial Data Schedule

                              Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  May 9, 2000           SONTECH, INC.


                                   /S/ David H. Timms
                              By:_________________________
                                    David H. Timms
                                    President



                                   /S/ Oren L. Smith
                              By:__________________________
                                    Oren L. Smith
                                    Secretary